

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Joel Schonfeld
President
Wilder Filing, Inc.
82 Dune Road
Island Park, NY 11558

> **Re:** **Wilder Filing, Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Filed February 10, 2011**
> **File No. 000-53876**

Dear Mr. Schonfeld:

We have reviewed your responses to the comments in our letter dated January 25, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Risk Factors, page 5

1. Please revise to include a risk factor disclosing any risks related to S corporation status. Some factors to consider are the limitations imposed on the number of shareholders, any difficulties in having an S corporation's stock publicly traded, any difficulties in having stock quoted or listed, general tax considerations for shareholders, and the fact that past distributions you have made were not done in proportion to share ownership. In the alternative, if there is no ambiguity as to your status and you are legally a C corporation as of this date, please tell us.

Management's Discussion and Analysis of Financial Condition, page 7

Overview, page 8

2. We note your response to our prior comment 1 and reissue in part. Please describe clearly to investors the process for completing the termination of your S corporation election and becoming a C corporation so that investors can understand your current legal status. In doing so, please clearly explain to investors what additional steps need to be

taken, if any, by you, the IRS, or others, as well as the anticipated timing for these additional steps.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 13

Dividends, page 14

3. Please revise to explain to investors any relevant IRS requirements related to pro rata or non-pro rata distributions. Because it appears that you have made non-pro rata distributions, this disclosure may be important to investors. Additionally please revise to clearly state that past distributions have not been made on a pro rata basis among stockholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

John Dana Brown
Attorney-Advisor